ALEXCO RESOURCE CORP. INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009 (unaudited)

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
AS AT		(unaudited)
(expressed in thousands of dollars)
	MARCH 31	JUNE 30
	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$11,773	$13,005
Restricted cash and deposits (see note 14)	1,865	-
Accounts and other receivable	1,707	1,956
Income taxes receivable	-	32
Prepaid expenses and other current assets	670	478
	16,015	15,471
Restricted Cash and Deposits (see note 14)	10,143	1,260
Property, Plant and Equipment (see note 5)	4,353	4,109
Mineral Properties and Deferred Exploration Costs (see note 6)	57,897	41,849
Intangible Assets (see note 7)	1,572	2,862
Goodwill (see note 8)	-	917
	$89,980	$66,468

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$3,610	$3,179
Deferred Revenue (see note 9)	18,210	-
Asset Retirement Obligation	869	814
Future Income Tax Liabilities	5,373	4,721
	28,062	8,714
Shareholders’ Equity (see note 10)	61,918	57,754
	$89,980	$66,468

COMMITMENTS (see note 13)

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Michael Winn”	“David Searle”
(signed)	(signed)
Director	Director

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31				(unaudited)
(expressed in thousands of dollars, except
per share and share amounts)	Three Months Ended		Nine Months Ended
	2009	2008	2009	2008

Consulting Revenue	$1,242	$1,296	$4,336	$4,403

Consulting Costs	983	1,175	3,301	3,569

Gross Profit	259	121	1,035	834

Expenses
Accretion of asset retirement obligation	1	10	31	28
Amortization of property, plant and
equipment	82	97	298	268
Amortization of intangible assets	127	164	438	494
Business development and investor
relations	145	162	565	578
Foreign exchange loss (gain)	(13)	(2)	(48)	4
Office and miscellaneous	285	210	904	628
Professional fees	302	155	1,056	477
Regulatory fees	42	90	158	170
Salaries and contractors and stock-based
compensation	1,146	1,253	2,260	2,341
Travel	19	24	90	124
Write-down of goodwill (see note 8)	-	-	917	-
Write-down of intangible assets (see note 7)	-	-	852	-
Write-down of mineral properties and deferred
exploration costs (see note 6)	-	-	2,430	-
Write-down of property, plant and equipment	-	-	-	60

	2,136	2,163	9,951	5,172

Loss Before Other Income	(1,877)	(2,042)	(8,916)	(4,338)

Other Income
Interest income	41	175	203	799

Loss Before Provision for Taxes	(1,836)	(1,867)	(8,713)	(3,539)

Recovery of Taxes
Current	4	-	4	187
Future	102	466	1,303	865

Net Loss and Comprehensive Loss	$(1,730)	$(1,401)	$(7,406)	$(2,487)

Deficit – Beginning of Period	$(15,529)	$(6,971)	$(9,853)	$(5,885)

Net Loss	(1,730)	(1,401)	(7,406)	(2,487)

Deficit – End of Period	$(17,259)	$(8,372)	$(17,259)	$(8,372)

Loss Per Share – Basic and Diluted	$(0.04)	$(0.04)	$(0.19)	$(0.07)
Weighted Average Number of Shares
Outstanding (in thousands of shares)	40,139	35,792	38,183	34,840

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31				(unaudited)
(expressed in thousands of dollars)
	Three Months Ended			Nine Months Ended
	2009	2008	2009	2008

Cash Flows from Operating Activities
Net loss	$(1,730)	$(1,401)	$(7,406)	$(2,487)
Items not affecting cash from operations –
Accretion of asset retirement obligation	1	10	31	28
Amortization of property, plant and
equipment	82	97	298	268
Amortization of intangible assets	127	164	438	494
Stock-based compensation	507	520	560	675
Write-down of goodwill	-	-	917	-
Write-down of intangible assets	-	-	852	-
Write-down of mineral properties and
deferred exploration costs	-	-	2,430	-
Write-down of property, plant and
equipment	-	-	-	60
Recovery of future income taxes	(102)	(466)	(1,303)	(865)

	(1,115)	(1,076)	(3,183)	(1,827)

Expenditures on asset retirement obligations	(26)	(62)	(268)	(162)
Changes in non-cash working capital
balances related to operations –
Accounts and other receivable	385	244	249	(85)
Prepaid expenses and other current
assets	(303)	(85)	(192)	(171)
Accounts payable and accrued liabilities	(204)	(137)	372	(644)
Income taxes payable and receivable	32	-	32	(200)

	(1,231)	(1,116)	(2,990)	(3,089)

Cash Flows from Investing Activities
Investment in mineral properties and deferred
exploration costs	(4,284)	(1,671)	(16,826)	(8,593)
Purchase of property, plant and equipment	(213)	(299)	(1,456)	(599)
Increases in restricted cash and deposits	(62)	(1,552)	(18,600)	(1,770)
Decreases in restricted cash and deposits	2,259	706	7,856	1,293

	(2,300)	(2,816)	(29,026)	(9,669)

Cash Flows from Financing Activities
Receipt of deferred revenue	-	-	18,210	-
Common shares and units issued under
private placement	6,000	-	13,000	9,075
Issuance costs	(39)	(67)	(514)	(611)
Common shares issued on exercise of stock
options	88	107	88	289
Common shares issued on exercise of
warrants	-	-	-	8

	6,049	40	30,784	8,761

Net Cash Flows	2,518	(3,892)	(1,232)	(3,997)

Cash and Cash Equivalents – Beginning
of Period	9,255	21,526	13,005	21,631

Cash and Cash Equivalents – End of Period	$11,773	$17,634	$11,773	$17,634

SUPPLEMENTAL INFORMATION (see note 16)

The accompanying notes are an integral part of these interim consolidated financial statements

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

1.	Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). Alexco conducts mineral exploration in Canada, primarily in Yukon Territory. Alexco also provides consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, both in Canada and the United States.

The Corporation is in the process of exploring its mineral properties and has not yet determined whether they contain mineral deposits that are economically recoverable. The recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete the exploration and development, and upon future profitable production or proceeds from disposition of the mineral properties. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties and deferred exploration costs are based on costs incurred to date, and do not necessarily represent present or future values.

2.	Basis of Consolidation and Presentation of Interim Financial Statements

These interim consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of the Corporation and its wholly owned subsidiaries, Alexco Keno Hill Mining Corp. (formerly Alexco Resource Canada Corp.), Elsa Reclamation & Development Company Ltd. (“ERDC”), Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. These interim consolidated financial statements do not include all of the disclosures and notes required in annual financial statements and as such should be read in conjunction with the Corporation’s most recent annual consolidated financial statements, being those for the year ended June 30, 2008.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period's presentation format.

3.	Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Corporation’s most recent annual consolidated financial statements, except with respect to the following new and revised accounting standards which the Corporation is required to adopt under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2008.

(a)	Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed and requires the following disclosures:

	(i)	qualitative information about the entity’s objectives, policies and processes for managing capital;
	(ii)	summary quantitative data about what it manages as capital;
	(iii)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

(iv)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

See note 15 for information disclosed in respect of the Corporation’s management of its capital.

(b)	Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”, replace existing Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments to the entity's financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks.

See note 14 for information disclosed in respect of the Corporation’s financial instruments.

(c)	Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard is not expected to have a material impact on the Corporation’s financial statements as it has held no significant inventories in the past and does not anticipate holding any in the period of initial application.

4.	Future Accounting Policy Changes

For interim and annual financial statements relating to its fiscal year commencing July 1, 2009, the Corporation will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.

For interim and annual financial statements relating to its fiscal year commencing July 1, 2011, the Corporation will be required to adopt new CICA Accounting Handbook Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Handbook Section 1582 replaces existing Handbook Section 1581 “Business Combinations”, and Handbook Sections 1601 and 1602 together replace Handbook Section 1600 “Consolidated Financial Statements.”

The adoption of Handbook Sections 1582, and collectively, 1601 and 1602 provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 “Business Combinations” and International Accounting Standard IAS 27 “Consolidated and Separate Financial Statements” respectively.

The Corporation has not yet determined the effect if any that the adoption of these new standards will have on its financial statements.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

5.	Property, Plant and Equipment

			March 31
		Accumulated	2009
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$3,437	$561	$2,876
Heavy machinery and equipment	1,728	683	1,045
Leasehold improvements	436	154	282
Furniture and office equipment	190	66	124
Computer hardware and software	307	281	26

	$6,098	$1,745	$4,353

			June 30
		Accumulated	2008
	Cost	Amortization	Net

Camp, roads and other site infrastructure	$2,632	$284	$2,348
Heavy machinery and equipment	1,619	428	1,191
Leasehold improvements	436	99	337
Furniture and office equipment	162	38	124
Computer hardware and software	299	190	109

	$5,148	$1,039	$4,109

During the three and nine month periods ended March 31, 2009, the Corporation recorded total amortization of property, plant and equipment of $243,000 and $706,000 respectively (2008 – $97,000 and $269,000 respectively), of which $158,000 and $405,000 respectively (2008 – $nil and $nil respectively) was related to property, plant and equipment used in exploration activities and has been capitalized to deferred exploration costs. The balance of $82,000 and $298,000 respectively (2008 – $97,000 and $269,000 respectively) has been charged to income.

At December 31, 2008, management undertook impairment review of the carrying amount of the Corporation’s property, plant and equipment. Based on this review, management determined that its carrying amount was fully recoverable and therefore no impairment write-down was required.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

6.	Mineral Properties and Deferred Exploration Costs

		Expenditures	Write-Downs
	June 30	Incurred	Recognized	March 31
	2008	In the Period	In the Period	2009

Acquisition Costs
Keno Hill District	$11,123	$57	$-	$11,180
McQuesten	1,803	335	-	2,138
Brewery Creek	1,889	3	1,891	1
Other	98	-	-	98

	14,913	395	1,891	13,417

Deferred Exploration Costs
Keno Hill District	26,224	18,076	-	44,300
McQuesten	84	7	-	91
Brewery Creek	539	-	539	-
Other	89	-	-	89

	26,936	18,083	539	44,480

Total	$41,849	$18,478	$2,430	$57,897

On October 20, 2008, the Corporation completed the exercise of its option to acquire from a third party the remaining 30% interest in the McQuesten property by issuing 210,000 common shares, valued at $315,000, and granting a net smelter return royalty to the optionor over certain McQuesten and proximal Keno Hill District claims ranging from 0.5% to 2%.

At December 31, 2008, management undertook an impairment review of the carrying amount of the Corporation’s mineral properties and deferred exploration costs. With respect to the Brewery Creek property, no significant exploration activity had been carried out since 2006, nor was any planned in the near term. While the Corporation had no intention to allow the Brewery Creek property to lapse, given the level of uncertainty in the current economic climate its carrying amount was determined to be unrecoverable and was written down to a nominal value of $1,000. The carrying amounts for all of the Corporation’s other mineral property interests were determined to be fully recoverable and therefore no additional impairment write-downs were required.

Management carried out this review using its best estimates, based on assumptions that it believed reflected the most probable set of economic conditions and planned courses of action. Nonetheless, with respect to determining the value to which the Brewery Creek property in particular should be written down, the degree of variance between management’s best estimates and other reasonable assumptions was unusually high due to the degree of volatility present in the current economic climate. The degree of variance between management’s best estimate of the value to which Brewery Creek should be written down and other reasonably possible amounts, though indeterminate, was likely material.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

7.	Intangible Assets

		Accumulated	March 31
		Amortization and	2009
	Cost	Write-Downs	Net

Reclamation project - rights to provide services
and database	$442	$442	$-
Customer relationships	332	134	198
Patents	3,393	2,019	1,374

	$4,167	$2,595	$1,572

			June 30
		Accumulated	2008
	Cost	Amortization	Net

Reclamation project - rights to provide services
and database	$442	$133	$309
Customer relationships	332	85	247
Patents	3,393	1,087	2,306

	$4,167	$1,346	$2,862

During the three and nine month periods ended March 31, 2009, the Corporation recorded amortization of its intangible assets totaling $127,000 and $438,000 respectively (2008 – $164,000 and $494,000 respectively).

At December 31, 2008 management also undertook impairment reviews of the carrying amounts of the Corporation’s intangible assets, all of which related to its consulting services segment. Due to changes in management’s estimates of the time and costs required to complete the underlying reclamation project services, the remaining unamortized carrying amount for the reclamation project intangible asset was determined to be unrecoverable and was written off. Due to the level of uncertainty in the current economic climate world-wide, management reduced its estimate of the future cash flows expected to be realized from the Corporation’s patents. As a result, the carrying amounts for certain of the patents were determined to no longer be fully recoverable, and were accordingly written down to their fair values as estimated using an expected present value technique. Effective December 31, 2008, the Corporation recognized write-downs of its intangible assets totaling $852,000, of which $253,000 was in respect of its reclamation project assets and $599,000 was in respect of its patent assets.

Management carried out these reviews using its best estimates, based on assumptions that it believed reflected the most probable set of economic conditions and planned courses of action. Nonetheless, with respect to determining the fair values of the Corporation’s patents in particular, the degree of variance between management’s best estimates and other reasonable assumptions was unusually high due to the degree of volatility present in the current economic climate. The degree of variance between management’s best estimate of the fair value of the patents and other reasonably possible amounts, though indeterminate, was likely material.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

8.	Goodwill

	March 31	June 30
	2009	2008
Goodwill – beginning of period	$917	$917
Write-down for impairment	(917)	-
Goodwill – end of period	$-	$917

At December 31, 2008, management undertook an impairment review of the carrying amount of the Corporation’s goodwill, the full amount of which related to the mineral properties segment. Due to the level of uncertainty in the current economic climate world-wide, including the resultant increase in capital market risk aversion, and after considering the fair value of the mineral properties reporting unit taken as a whole, management determined that the current fair value of its recorded goodwill had been reduced to nil. As a result, effective December 31, 2008 the Corporation recognized an impairment write-down for the full carrying amount of its recorded goodwill, being $917,000.

9.	Deferred Revenue

	March 31	June 30
	2009	2008

Deferred revenue	$18,210	$-

On October 2, 2008, the Corporation entered into a silver purchase agreement with Silver Wheaton under which Silver Wheaton will purchase 25% of the life of mine silver produced by the Corporation from its Keno Hill District mineral properties, including McQuesten. The agreement provides for the Corporation to receive deposit payments from Silver Wheaton totaling US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. The agreement also provides that prior to the commencement of commercial production, all deposit payments received from Silver Wheaton can only be expended on the development and construction of the Bellekeno mine, being one of the Corporation’s Keno Hill District properties (see note 13).

Under the agreement, the deposit balance is drawn down on each silver delivery by the excess of the prevailing market value of the silver delivered over the per-ounce cash amount paid by Silver Wheaton at the time. After the initial 40 year term of the agreement, the Corporation is required to refund the balance of any deposit payments received and not yet drawn down. The Corporation would also be required to refund the balance of deposit payments received and not yet drawn down if Silver Wheaton exercised its right to terminate the agreement in an event of default by the Corporation, which would include a failure to meet certain Bellekeno mine construction milestones. The Corporation would be required to refund a pro-rata portion of the balance of the deposit not yet drawn down to the extent the Bellekeno mine has not achieved a production rate of 400 tonnes of ore per day by December 31, 2013.

An initial deposit payment under the agreement of US$15,000,000 (CAD$18,210,000) was received by the Corporation in December 2008. The remaining US$35 million is paid on a monthly draw-down basis to fund the Bellekeno mine infrastructure and processing facility construction costs, commencing once the

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

Corporation has made a positive development decision and subject to certain other conditions including the Corporation having sufficient committed funds available to complete construction and achieve production within specified time frames.

Deposit payments received from Silver Wheaton under this agreement are being recorded as deferred revenue.

10.	Shareholders’ Equity

Authorized share capital:
- Unlimited number of common shares, without par value

Components of shareholders’ equity:

	March 31	June 30
	2009	2008

Share capital	$70,010	$59,117
Warrants	2,854	2,878
Stock options	5,225	5,120
Contributed surplus	1,088	492
Deficit	(17,259)	(9,853)

Shareholders’ equity	$61,918	$57,754

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

Changes in the components of shareholders’ equity during the three and nine month periods ended March 31, 2009 are summarized as follows:

	Weighted	Number of
	average	shares issued
	exercise	or issuable on
	price	exercise	Amount

Share Capital
Balance – June 30, 2008		35,831,014	$59,117
Issued for acquisition of mineral property interest
(see note 6)		210,000	315
Issued under private placement, net of issuance
costs (see (a) below)		3,500,000	6,643
Balance – December 31, 2008		39,541,014	66,075
Issued on exercise of stock options		110,000	131
Issued under private placement, net of issuance
costs (see (b) below)		3,428,572	5,904
Issuance costs attributed to renunciation of
exploration expenditures (see (c) below)		-	(2,100)
Balance – March 31, 2009		43,079,586	$70,010

Warrants (see note 11)
Balance – June 30, 2008	$5.73	1,970,489	$2,878
Fair value of broker’s warrants issued (see (a)
below)	$2.00	210,000	34
Carrying amount of warrants expired	$5.35	(85,800)	(58)
Balance – December 31, 2008 and
March 31, 2009	$5.37	2,094,689	$2,854

Stock Options (see note 12)
Balance – June 30, 2008	$3.19	3,541,100	$5,120
Compensation expense recognized	-	-	53
Carrying amount of options expired	$5.58	(139,000)	(340)
Balance – December 31, 2008	$3.09	3,402,100	4,833
Stock options granted	$1.65	635,000	-
Compensation expense recognized	-	-	633
Carrying amount of options exercised	$0.80	(110,000)	(43)
Carrying amount of options expired	$3.41	(126,000)	(198)
Balance – March 31, 2009	$2.90	3,801,100	$5,225

Contributed Surplus
Balance – June 30, 2008			$492
Carrying amount of options expired			340
Carrying amount of warrants expired			58
Balance – December 31, 2008			890
Carrying amount of options expired			198
Balance – March 31, 2009			$1,088

(a)

Effective October 23, 2008, the Corporation issued by way of private placement 3,500,000 flow- through shares on a brokered basis at $2.00 per share, for aggregate gross proceeds of $7,000,000. The agent to the private placement was paid a commission of 6% of the gross proceeds from the offering and received broker’s warrants to acquire 210,000 non-flow through shares at anytime until October 23, 2009 at a price of $2.00 per share. Net proceeds from the issuance were $6,490,855 after issuance costs comprised of the agent’s commission of $435,000, the fair value of the broker’s warrants granted of $33,600 and other issuance costs of $40,545, less the future income tax benefit of such costs of $155,000. The fair value of the broker’s warrants was

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

determined under the Black-Scholes option pricing model using a risk free interest rate of 2.6%, an expected volatility of 82% and no expected dividends.

(b)

Effective March 17, 2009, the Corporation issued by way of private placement 3,428,572 flow- through shares on a non-brokered basis at $1.75 per share, for aggregate gross proceeds of $6,000,000. Net proceeds from the issuance were $5,904,000 after issuance cost comprised of legal and other costs of $103,000, less the future income tax benefit of such costs of $7,000.

(c)

During the three months ended March 31, 2009, the Corporation renounced exploration expenditures deductible for Canadian income tax purposes of $7,000,000 in respect of the flow- through shares issued in October 2008 (see (a) above). The Corporation recognized a resultant future income tax liability of $2,100,000 arising from this renunciation, and reduced share capital by the same amount to recognize an additional cost of the issuance of the shares.

11.	Warrants

Warrants outstanding at March 31, 2009 are summarized as follows:

	Number
	of shares
	issuable	Exercise
Expiry date	on exercise	price

October 23, 2009	210,000	$2.00
December 21, 2009	1,884,689	$5.75

	2,094,689

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

12.	Incentive Stock Options

Incentive stock options outstanding and exercisable at March 31, 2009 are summarized as follows:

		Options Outstanding		Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	825,000	3.21	$ 0.80	825,000	$ 0.80
$1.50	181,600	3.72	$ 1.50	181,600	$ 1.50
$1.65	635,000	6.97	$ 1.65	635,000	$ 1.65
$3.08	895,000	4.13	$ 3.08	895,000	$ 3.08
$3.88	15,000	6.14	$ 3.88	11,250	$ 3.88
$4.46	199,500	5.87	$ 4.46	199,500	$ 4.46
$4.99	785,000	4.80	$ 4.99	785,000	$ 4.99
$5.19	150,000	5.53	$ 5.19	150,000	$ 5.19
$5.38	50,000	5.17	$ 5.38	50,000	$ 5.38
$5.90	65,000	4.92	$ 5.90	65,000	$ 5.90

	3,801,100	3.54	$ 2.90	3,797,350	$ 2.90

In addition, certain officers of a subsidiary of the Corporation had been provided with an incentive plan under which they could be issued over a period of up to four years an aggregate maximum of 64,412 shares of the Corporation as bonus remuneration in the event that their business unit achieved certain pre-set earnings targets. In accordance with the terms of the plan, effective March 31, 2009 the right to receive these shares ceased as certain minimum earnings targets had not been achieved. No compensation expense had been recorded by the Corporation in respect of shares potentially issuable under this plan.

An aggregate 635,000 incentive stock options were granted under the Corporation’s stock option plan during the three months ended March 31, 2009, were fully vested upon granting, carried an exercise price equal to the market price on the common shares as at the granting date and had a per-share fair value at the date of the granting of $0.99. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 1.8%, an expected life of options of 4 years, an expected volatility of 82% and no expected dividends.

The stock-based compensation expense recognized during the three and nine month periods ended March 31, 2009 in respect of options granted was $633,000 and $686,000 respectively (2008 – $636,000 and $791,000 respectively), of which $507,000 and $560,000 respectively (2008 – $520,000 and $675,000 respectively) has been charged to income and $126,000 and $126,000 respectively (2008 – $116,000 and $116,000 respectively) has been capitalized to mineral properties and deferred exploration costs.

13.	Commitments

As a consequence of its issuance of flow-through shares in March 2009 (see note 10(b)), as at March 31, 2009 the Corporation remained committed to incur further renounceable exploration expenditures by December 31, 2010 totaling $5,931,000.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

As at March 31, 2009, the Corporation had fully met its obligation to incur renounceable exploration expenditures in respect of flow-through shares issued in October 2008 (see note 10(a)) and for all prior flow-through share issuances.

14.	Financial Instruments Financial Assets and Liabilities

Information regarding the Corporation’s financial assets and liabilities is summarized as follows:

		March 31, 2009		June 30, 2008

	Fair	Carrying	Fair	Carrying
	Value	Value	Value	Value

Held for trading –
Cash and cash equivalents –
Cash and demand deposits	$3,506	$3,506	$2,316	$2,316
Bankers’ acceptances	8,267	8,267	10,689	10,689
	$11,773	$11,773	$13,005	$13,005

Held to maturity –
Restricted cash and deposits –
Bankers’ acceptances	$10,388	$10,388	$-	$-
Term deposits	1,620	1,620	1,260	1,260
	$12,008	$12,008	$1,260	$1,260

All bankers’ acceptances carried initial maturity periods of three months or less, and their fair values have been estimated by the Corporation by making reference to published yields for such instruments.

All term deposits carried initial maturity periods of twelve months or less. Given their short term nature and low investment risk, the Corporation has estimated that the carrying amounts of the term deposits reasonably approximate their fair values.

Of the Corporation’s restricted cash and deposits at March 31, 2009 of $12,008,000 (June 30, 2008 – $1,260,000), a total $10,388,000 represents the balance of the Silver Wheaton deposit payments received but not yet expended on the Bellekeno property (see note 9). An additional $1,620,000 (June 30, 2008 – $1,100,000) comprises security provided to regulatory bodies under safekeeping agreements in accordance with its various operating permits. This security is in respect of mine-site reclamation at certain of the Corporation’s mineral properties, and is releasable back to the Corporation as and when reclamation activities are completed. The balance of the Corporation’s restricted cash and deposits comprises security provided in respect of certain long-term operating lease commitments.

The Corporation recognized interest income during the three and nine month periods ended March 31, 2009 totaling $41,000 and $199,000 respectively, of which $35,000 and $66,000 respectively represented interest income earned from the Corporation’s held-to-maturity investments. The balance represents interest income from all other sources, including yield income recognized on bankers’ acceptances. Given their short initial maturity periods and the high quality of the issuing counterparties, trading gains and losses outside of yield-at-inception returns on the Corporation’s bankers’ acceptances have been insignificant.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

Financial Instrument Risk Exposure

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

March 31, 2009

Accounts and other receivables –
Currently due	$892
Past due by 90 days or less, not impaired	774
Past due by greater than 90 days, not impaired	41
1,707

Cash and demand deposits	3,506
Bankers’ acceptances	18,655
Term deposits	1,620

$25,488

Substantially all of the Corporation’s cash, demand deposits, bankers’ acceptances and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables, and has increased its focus on credit risk given the impact of the current economic climate on its customer base. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. As at March 31, 2009, no material provision had been recorded in respect of impaired receivables.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in note 15. Management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, all of which are due within the next 12 month period.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

Currency Risk

The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

March 31, 2009

Cash and demand deposits	$261
Accounts and other receivables	273
Accounts payable and accrued liabilities	(73)

Net exposure	$461

Based on the above net exposure at March 31, 2009, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $46,000 decrease or increase respectively in both net and comprehensive earnings. The Corporation currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties are located, and significantly all of its revenue is earned, in Canada. Accordingly, the Corporation has not employed any currency hedging programs during the current period.

Interest Rate Risk

The Corporation has no significant exposure at March 31, 2009 to interest rate risk through its financial instruments.

15.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in note 10. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital remains fundamentally unchanged from the year ended June 30, 2008, though for purposes of managing its capital structure the level of risk considered acceptable by management has been lowered given the impact of the current economic climate on the availability of finance.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

16.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the three and nine month periods ended March 31, 2009 and 2008 is summarized as follows:

	Three Months Ended		Nine Months Ended
	2009	2008	2009	2008

Composition of Cash and Cash Equivalents
Cash and demand deposits	$3,506	$1,244	$3,506	$1,244
Bankers’ acceptances	8,267	16,390	8,267	16,390
Term deposits	-	-	-	-

	$11,773	$17,634	$11,773	$17,634

Cash Flows Arising From Interest
and Taxes Paid
Interest paid	$-	$-	$-	$-
Income taxes paid	$-	$-	$-	$13

Non-Cash Investing and
Financing Transactions
Shares issued for acquisition of mineral
property interest (see note 6)	$-	$-	$315	$651
Transfer of title to restricted cash in
settlement of other reclamation liability
on Keno Hill final close	$-	$-	$-	$10,000
Capitalization of stock-based
compensation expense to deferred
exploration costs	$126	$116	$126	$116
Increase (decrease) in accounts payable
and accrued liabilities related to:
Expenditures on ARO	$-	$(10)	$-	$-
Mineral properties	$1,000	$369	$498	$(536)
Property, plant and equipment	$(137)	$-	$(238)	$-
Share issuance costs	$70	$(64)	$70	$-

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

17.	Segmented Information

For the three months ended	Consulting	Mineral
March 31, 2009	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,165	$-	$-	$1,165
Non-Canadian	77	-	-	77
Intersegment	588	-	-	588
Total segment revenues	1,830	-	-	1,830
Intersegment revenues
eliminated on consolidation	(588)	-	-	(588)
Total revenues as reported	$1,242	$-	$-	$1,242

Segment loss before provision for taxes	$(110)	$-	$(1,726)	$(1,836)

Total assets	$5,715	$71,576	$12,653	$89,980

For the three months ended	Consulting	Mineral
March 31, 2008	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$1,149	$-	$-	$1,149
Non-Canadian	147	-	-	147
Intersegment	465	-	-	465
Total segment revenues	1,761	-	-	1,761
Intersegment revenues
eliminated on consolidation	(465)	-	-	(465)
Total revenues as reported	$1,296	$-	$-	$1,296

Segment earnings (loss) before
provision for taxes	$(416)	$-	$(1,451)	$(1,867)

Total assets	$7,387	$39,245	$19,401	$66,033

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

For the nine months ended	Consulting	Mineral
March 31, 2009	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$4,014	$-	$-	$4,014
Non-Canadian	322	-	-	322
Intersegment	1,415	-	-	1,415
Total segment revenues	5,751	-	-	5,751
Intersegment revenues
eliminated on consolidation	(1,415)	-	-	(1,415)
Total revenues as reported	$4,336	$-	$-	$4,336

Segment loss before provision for taxes	$(1,510)	$(3,347)	$(3,856)	$(8,713)

Total assets	$5,751	$71,576	$12,653	$89,980

For the nine months ended	Consulting	Mineral
March 31, 2008	Services	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$4,012	$-	$-	$4,012
Non-Canadian	391	-	-	391
Intersegment	798	-	-	798
Total segment revenues	5,201	-	-	5,201
Intersegment revenues
eliminated on consolidation	(798)	-	-	(798)
Total revenues as reported	$4,403	$-	$-	$4,403

Segment earnings (loss) before
provision for taxes	$73	$-	$(3,612)	$(3,539)

Total assets	$7,387	$39,245	$19,401	$66,033

The Corporation’s two operating segments are consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, and exploration and development of mineral properties. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. The prior year segmented information figures have been restated to reflect certain changes the Corporation made during its 2008 fiscal year in the methodology followed in allocating certain expenditures between operating segments for the purpose of assessing segment performance.

18.	Related Party Transactions

In January 2009, NovaGold Resources Inc. (“NovaGold”) reduced its shareholding in the Corporation to nil, and as a consequence ceased to be a related party of the Corporation. During the three month and nine month periods ended March 31, 2009, and while it was a related party, the Corporation incurred technical service fees with NovaGold totaling $19,000 and $222,000 respectively (2008 – $161,000 and $608,000 respectively), which have been capitalized to mineral property and deferred exploration costs. At June 30, 2008, accounts payable and accrued liabilities included $58,000 due to NovaGold.

ALEXCO RESOURCE CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED MARCH 31, 2009	(unaudited)
(figures in tables are expressed in thousands of dollars)

During the three month and nine month periods ended March 31, 2009, the Corporation incurred $16,000 and $64,000 respectively (2008 – $28,000 and $75,000) in respect of rent expenses for office space under an agreement with Access Field Services, a company owned by certain officers of the Corporation’s subsidiary Access. At both March 31, 2009 and June 30, 2008, accounts payable and accrued liabilities include $nil due to Access Field Services.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.